November 28, 2011

Mr. Jeff Long

Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

Room 8619, Mail Stop 8626

100 F. Street, NE

Washington, DC 20549

Dear Mr. Long:

In regards to your recent disclosure review of certain Rand Capital regulatory filings we are providing the following responses to your inquiries:

1.	The Corporation’s financial statements should classify its investments, revenues, and realized/unrealized activities consistent with its schedule of portfolio investments.

We have reviewed the requirements of Regulation S-X Rule 6-04 and 6-07 and will modify Rand’s future Balance Sheet and Statement of Operations financial disclosures to include non-affiliate, affiliate and control investment classifications.

2.	The Consolidated Schedule of Portfolio Investments currently discloses income producing investments which is not consistent with the regulations.

We have reviewed the requirements of Regulation S-X Rule 12-12 and will modify Rand’s future portfolio disclosures to identify those investments which are non-income producing as required by Regulation.

3.	Why does Rand value some of its investments at cost?

For certain investments cost does represent fair value. Rand management and its Board of Directors review each portfolio entity on a quarterly basis in accordance with Accounting Standards Codification (ASC820) “Fair Value Measurements”. Rand typically invests in restricted securities of small privately held and emerging technology businesses. Among the factors we consider in determining value are

Mr. Jeff Long

Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

November 28, 2011

Page -2-

technology development; financial condition, projected operating results, and other analytical and subjective data to determine a proper valuation quarterly.

4.	How was the investment of Gemcor determined?

Gemcor has been valued based on a multiple of EBITDA (5X) plus cash minus debt with consideration also given to its current contracted backlog and 2012 revenue forecasts. We consider this to be a conservative valuation for the aerospace industry business, and fair value for the investment. Rand’s valuation methodology has been reviewed by a third party M&A firm.

5.	How is Rand’s cash being held?

Rand’s cash balances are regulated by U.S. Small Business Administration Rule §107.530 and we maintain our funds in the form of cash, in a deposit and checking account in a federally insured financial institution, HSBC Bank USA, NA.

6.	Is Rand in compliance with the requirement to keep 70% of our assets in permissible investment assets?

Yes. Rand has reviewed Section 55A and satisfies the requirement. Specifically, as 100% of Rand’s investments are in privately held businesses they are eligible portfolio companies as defined in SEC Rule 2a-46.

In connection with our responses, we acknowledge that the fund is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in regards to this information please feel free to contact me.

Regards,

/s/ Daniel P. Penberthy

Daniel P. Penberthy

Executive Vice President/CFO